[redacted]

SE 10027593 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21765

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 AND ENDING 12/31/2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Milwaukee Ave, Ste 101
(No. and Street)

Glenview IL 60025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Skaiste Aksomitaite 847-375-6030
(Area Code – Telephone Number)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hevia, Beagles & Company, PA
(Name – *if individual, state last, first, middle name*)

9400 4th Street N, Suite 120 St. Petersburg FL 33702
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John T. Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regal Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JAMES H MUKOYAMA JR
Notary Public - State of Illinois
My Commission Expires Mar 23, 2013

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HB HEVIA, BEAGLES & COMPANY, P. A.
PROFESSIONAL CONSULTING GROUP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Regal Securities, Inc.
Glenview, Illinois

We have audited the accompanying statement of financial condition of Regal Securities, Inc. as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Regal Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Hevia Beagles & Company
CERTIFIED PUBLIC ACCOUNTANTS

St. Petersburg, Florida
February 24, 2010

REGAL SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS		
Cash and cash equivalents	$	1,776,871
Receivables from broker-dealers		770,163
Receivables from others		372,998
Securities owned		376,580
Furniture, equipment and leasehold improvements, net		505,867
Intangibles, net		47,548
Other assets		237,567
Total Assets	$	4,087,594
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	1,079,553
Obligation under capital lease		288,450
Income taxes payable		4,566
		1,372,569
Subordinated Borrowings		81,424
Total Liabilities		1,453,993
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $10 par value; authorized 50,000 shares; issued and outstanding 2,625 shares		26,250
Additional paid-in-capital		1,399,750
Retained earnings		1,207,601
Total Stockholders' Equity		2,633,601
Total Liabilities and Stockholders' Equity	$	4,087,594

The accompanying notes are an integral part of the statement of financial condition

Note 1. Nature of Business and Significant Accounting Policies

Regal Securities, Inc., ("Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in agency transactions in securities on behalf of customers and other related activities. The Company's customer securities transactions are cleared through a clearing broker-dealer, Penson Financial Services, Inc. on a fully disclosed basis.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraphs (k)(2)(i) and (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with original maturities of less than ninety days to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalents which may exceed federally insured amounts at times and which may at times significantly exceed reported amounts due to outstanding checks.

Securities owned: Securities are recorded at fair value in accordance with FASB ASC 820. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expenses from customers' securities' transactions are reported on a trade date basis.

Furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on accelerated methods over the estimated useful lives of the assets. Depreciation expense on assets acquired under capital lease is included with depreciation expense on owned assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

Intangible assets: The Company adopted FASB 350, "Goodwill and Other Intangible Assets". Intangible assets consisting of purchased customer accounts are being amortized over five years, their estimated useful lives. These assets are reviewed for impairment annually or more frequently if certain indicators arise.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporate income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for federal corporate income taxes.

Fair Value Measurements and Disclosures: FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability either directly or indirectly.
- Level 3 are unobservable inputs for the assets or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Substantially all securities owned by the Company are recorded at fair value using Level 1 inputs.

Note 2. Receivables from and payable to Broker-Dealers

The amounts receivable from and payable to broker-dealers at December 31, 2009, consist of the following:

Commission receivable from clearing broker (net of $65,006 payable)	$ 733,980
Deposit	36,183
Net receivables from broker-dealers	**$ 770,163**

Loans to registered representatives	$122,831
Receivable from investment companies	192,513
Advances	54,304
Interest receivable	3,350
Total receivables from others	**$ 372,998**

In 2007 the Company instituted an incentive compensation program for the recruitment of new registered representatives. Under this program, the Company made unsecured cash advances to new registered representatives. The advances are evidenced by promissory notes that call for 8% accrued interest and the repayment of the advance is generally due within 36 months. However, if the registered representative continues employment with the Company and meets other conditions, the advances are forgiven and treated as incentive compensation to the registered representative and as an expense to the Company. The above *Loans to registered representatives* represent the unforgiven portion of those advances.

Note 3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2009, consist of:

	Equipment	Furniture	Leasehold Improvements	Total
Cost	2,057,760	276,741	106,258	2,440,759
Accumulated depreciation	(1,652,413)	(256,488)	(25,991)	(1,934,892)
Net	405,347	20,253	80,267	505,867

Depreciation expense for the year ended December 31, 2009, amounted to $165,438.

Furniture, Equipment and Leasehold Improvements include equipment acquired under capital leases with a cost of $455,525 and net book value of $289,030. Depreciation on these assets was $91,105 in 2009.

Note 4. Intangible Assets:

Amortizable intangible assets consist of the following:

	Gross Carrying Amount	Accumulated Amortization
Customer Accounts	$158,447	$110,899

Amortization expense for the year ended December 31, 2009 was $ 31,692

Estimated Future Amortization Expense:

2010	$31,692
2011	$15,856

Note 5. Employee Benefit Plans

The Company has a SIMPLE IRA plan for its employees. Employees are qualified to participate in the pension plan after one year of service. The Company matches 100% of each employee's contribution up to 3%, which is 100% vested. Pension expense for the year was $59,535.

Note 6. Securities Owned

Marketable securities owned consist of trading and investment securities valued at quoted market prices in active markets as follows:

19,000 common shares of The NASDAQ Stock Market, Inc	$376,580

The unrealized loss on these securities in 2009 was $92,910.

The Company also owns nonmarketable securities comprised of stock purchase warrants that are subject to restrictions and for which there is no established market. Management believes because of these restrictions and lack of marketability that these stock purchase warrants have nominal value.

Note 7. Commitments and Contingencies

The Company leases office space under various noncancelable operating leases expiring through 2014. Minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

Years ending December 31:	
2010	296,356
2011	206,154
2012	157,146
2013	161,861
2014	166,714
	$ 988,231

The Company leases its phone, computer and software system from CISCO Systems Capital Corporation, under a capital lease. The economic substance of the lease is that the Company is financing the acquisition of the assets through the lease, and accordingly, it is recorded in the Company's assets and liabilities. The Company's lease provides for minimum lease payments and contains a bargain purchase option at the end of the five-year lease term.

The following is a schedule by years of future minimum payments required under the lease together with their present value as of December 31, 2009:

Years ending December 31:	
2010	146,737
2011	146,737
2012	146,737
2013	24,620
Total minimum lease payments	464,831
Less amount representing:	
Executory costs (maintenance & taxes)	(140,809)
Interest expenses	(35,572)
Present value of minimum lease payments	**$ 288,450**

In the ordinary course of business the Company is involved in several arbitration cases brought by customers alleging damages resulting from unsuitable and unauthorized trades by the Company. The Company has denied any liability and is vigorously defending these matters. The Company believes that the resolution of these matters will not result in any material adverse effect to the Company's financial position.

Indemnifications: In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into the normal course of business. The maximum potential amount of the future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8. Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2009 consist of a 6% subordinated note payable to Penson Financial Services, Inc. maturing January 2013, payable in monthly installments commencing February 2007. Future maturities of this obligation are as follows:

Years ending December 31:	
2010	26,408
2011	26,408
2012	26,408
2013	2,200
Total	$ 81,424

The subordinate borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The carrying amount of subordinated borrowings approximates fair value due to borrowings at market value.

Note 9. Financial Instruments with Off –Balance Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. Rule 15c-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $1,762,864 and $250,000, respectively. The Company's net capital ratio was .73 to 1 at December 31, 2009.

Note 11. Related-Party

The Company is affiliated with Regal Advisory Services, Inc. through common management and ownership. The Company has $4,593 net receivables on quarterly fees (net of clearing charges) from Regal Advisory Services, Inc at 2009 year-end.

Note 12. Subsequent Events

Management has evaluated subsequent events occurring up to and including February 24, 2010 for recognition or disclosure in the financial statements.

Regal Securities, Inc

Statement of Financial Condition

December 31, 2009

This report is Filed Pursuant to Rule 17a-5(a) under the Securities Exchange act of 1934 as a public document.